

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
Mr. Jason E. Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

  Re: **Groupon, Inc.**
    Form 10-K for the Year Ended December 31, 2013
    Filed February 21, 2014
    File No. 1-35335

Dear Mr. Child:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director